Kenneth Cole Productions, Inc. annual report 2005

from kenneth

2005 was a year of change for Kenneth Cole Productions, Inc. Fortunately, change is what our industry and business is about. Re-inventing, re-interpreting and being re-inspired by our surroundings is embedded in the company's culture. While we implemented several important strategic initiatives over the past twelve months, we are very focused on the work yet to be done.

A few key changes to our management team over the past year were not planned; however, they did allow us to take necessary steps and redesign the management structure to address the needs of our business today, as well as position ourselves for the future. As expected, our seasoned executives rose to the challenge and we now have the best of both worlds, an opportunity rarely afforded an established and growing business.

In 2005 we accelerated the repositioning and elevating of our brands, positioning *Kenneth Cole New York* as an affordable luxury alternative, and replacing it with *Kenneth Cole Reaction* as a coveted department store brand. Elevating the *Kenneth Cole New York* brand, which had represented over 60% of our business, required that we reduce distribution by eliminating a number of lifestyle department stores that could no longer carry the product or brand, a difficult decision for any company. Fortunately we were poised and ready to transition the *Kenneth Cole Reaction* brand into those doors and onto that shelf space. Converting these businesses was relatively seamless. All of our licensees have successfully transitioned to *Kenneth Cole Reaction* in department stores and that brand now accounts for the majority of our wholesale business. We are pleased with what we have achieved and are excited about the many opportunities our new brand strategies will present.

Crucial to the success of these strategies is clearly the product. We have opened our eyes and doors to new sourcing, higher quality materials and more relevant fabrications. The epitome of our elevated brand strategy to date, the *Kenneth Cole New York* handbag collection, has shown tremendous success, driving an approximate 60% increase in our full-price retail handbag business, and helping elevate brand awareness to a luxury level. By effectively shortening the product cycle and committing to deliver a fresh product assortment on a more regular basis, we are functioning as a vertical retailer more than ever before.

As we upgrade our brands, we have realized that we need to maximize our own retail store environments as effective venues for this new product offering. As a result, we have begun exploring and implementing alternative retail strategies, including "jewel boxes," a fresh *Kenneth Cole New York* retail concept. The "jewel box" formula was conceived to showcase our highly profitable accessory categories by dedicating premier real estate to them. This shift has already proved successful on a small scale, with better fourth quarter performance in the converted stores than in non-converted stores.

As we implement our new brand strategies, we believe it is the ideal time to explore the numerous opportunities for international growth. We recently made an important strategic hire whose vision complements our elevated brand strategies. Accordingly, we are repositioning ourselves in Asia, taking a more luxury position, consistent with the overall business strategy. In addition, we opened an office in the UK, and we are currently exploring numerous opportunities for growth in Europe.

The challenges of the past year allowed us the opportunity to make many difficult but necessary changes. Today we are stronger, smarter, and even more responsive to a fast changing and dynamic market, and we look forward to applying all of our resources to continuing to create a lean and exciting new business model, while returning to historical growth and profitability. Of course, the high level of product we offer requires the hard work, talent, and dedication of so many. I genuinely appreciate the efforts of my dedicated associates and vendors and the ongoing support of our loyal shareholders and customers.



licensing

With the seamless conversion of our prior *Kenneth Cole New York* business to *Kenneth Cole Reaction*, licensing successfully moved our new brand strategy forward. We are especially excited about our new partnership with Chaus to produce *Kenneth Cole Reaction* women's apparel. We launched this new collection in just over two hundred doors for spring 2006, with a substantial increase in doors planned for fall 2006. Retailers are excited about the new collection and we believe *Kenneth Cole Reaction* can fill the "better contemporary" void currently existing in department stores.

We also initiated our Home strategy with the launch of *Kenneth Cole Reaction* tabletop for spring 2006. This collection made its debut in two hundred Macy's Home stores, as well as over one hundred additional department store doors. We are thrilled with the response the product assortment has already received, including support from several major upscale bridal and department store registries. We are confident this business will be a huge success for us and we are excited about the plethora of opportunities this business has to offer.

Another first for us was the introduction of *Kenneth Cole Reaction* girls' apparel. With the *Kenneth Cole Reaction* boys' business doubling its size in less than twelve months, we knew we had tapped into a real need in the marketplace. We advertised boys' and girls' apparel for the first time in fall 2005, and the response has been excellent. In fact, *Kenneth Cole Reaction* girls' apparel was expanded to over two hundred fifty doors for spring 2006, and we have already received requests from vendors to expand the line even further to include girls' play/active and dress-up wear.

Our fragrance business—in particular men's fragrance—was one of the more notable successes in our existing licensing businesses for 2005. *Black –Kenneth Cole*, *Kenneth Cole Reaction* and *Kenneth Cole New York Signature*, our most recent introduction, were consistently ranked among the top ten men's fragrances in department stores nationwide throughout 2005. Again, we feel confident we've become a viable source for this consumer. We will continue to develop and support this business and these top performers, and we anticipate the launch of a new Kenneth Cole men's fragrance in 2006.

We are excited about the opportunities our new brand strategies represent internationally. Goals for 2006 include successfully transitioning the elevated *Kenneth Cole New York* business to compete globally with other accessible luxury designer brands.

wholesale

Can you say "Hudson Rivet"? It seems half of Hollywood can, as this hugely successful *Kenneth Cole New York* handbag was photographed on the arms of many of Hollywood's elite in 2005. This is just one example of how the new brand strategy is already proving effective for our wholesale handbag business and, subsequently, our business as a whole. In many ways, wholesale is leading the way, as we are better able to control every aspect of our product offering, allowing us to source higher quality materials, offer more innovative designs, and be more strategic in our channels of distribution. The result for our *Kenneth Cole New York* handbag business is an impressive all door presence at Bloomingdale's and increased presence at high-end venues like Nordstrom. The upgrade to *Kenneth Cole Reaction* product has been extremely well received and we have established a long-term strategic growth plan for the brand with Federated.

Our wholesale footwear businesses have also benefited from our new brand strategies. We have improved our sourcing and adopted higher quality fabrications and more relevant designs. As a result, both *Kenneth Cole New York* men's and women's footwear are being sold in most Bloomingdale's and have an elevated presence at Nordstrom. We are thrilled about the growth potential these new high-end positions are sure to offer. Also ripe with potential is our men's *Kenneth Cole New York with Silver Technology* collection. The demand has been impressive, as we have once again tapped into a void in the marketplace with these functional and fashionable men's shoes.

Our *Kenneth Cole Reaction* footwear business is thriving. In fact, *Kenneth Cole Reaction* women's footwear posted the largest sales increase in the company in 2005. With our re-focused product assortment and our accelerated sales strategies with Federated and Dillard's, we are positioned for accelerated growth in 2006. Also positioned for success, on top of its exciting 2005 growth in sales, is our kids' footwear business. Just as with boys' and girls' apparel, we believe *Kenneth Cole Reaction* kids' footwear fills a need that was not previously being met at the department store level, and the results and opportunities are very exciting.

The launch of *Tribeca* women's footwear was a big hit, with sales exceeding plans. This success was a result of fresh, unencumbered design, creative marketing and a strategic distribution plan positioning *Tribeca* as "the" choice for junior footwear at better department and specialty stores. For our *Unlisted* business, analysis of our demographics led us to direct our men's product to the growing urban market, and to position ourselves as the women's opening price point "style essential" at Federated and other department stores. We also streamlined our distribution channels for *Unlisted*, opening up opportunities for *Bongo* at the mid-tier level.

consumer direct

Elevating the *Kenneth Cole New York* brand has changed the nature of our consumer direct business, requiring us to adjust our merchandising mix and our real estate strategy to leverage the new position. We are currently focusing on several distinct strategies in order to improve our performance. At the forefront of these initiatives is our "jewel box" store concept, dedicating premier real estate to our highly profitable accessory category, specifically our luxury-driven handbag assortment. We have found that a smaller store format merchandised primarily with footwear and accessories can be more productive than a large format store. We now have seven of these "jewel box" stores and we have plans to convert eight additional locations to this format over the course of the year. During the fourth quarter of 2005, the seven existing "jewel box" stores outperformed the remaining stores by about ten points on a comp basis. Based on successful testing of the concept, we believe we have an opportunity for a number of full-line stores, but perhaps as many as two hundred "jewel box" format stores over the long term.

The upgrade and repositioning of our brands has highlighted potential opportunities in our outlet business. By introducing specialty product and viewing these locations as a profit center and not just a clearance center, we believe we will start achieving improved results by the end of this year.

In terms of product, we realize that the quality and fashion content of our *Kenneth Cole New York* sportswear, in particular women's, was not in keeping with the brand upgrade and the subsequent price points. We have made changes in the way the women's line is designed and sourced, and think our margins and quality will be more appropriate. In contrast, we believe our men's sportswear assortment is compelling and will perform well throughout the year.

Another development that should favorably affect our consumer direct business in the long term is the implementation of new retail systems designed to coordinate all aspects of our business. This includes product development, merchandising, customer relationship management, supply chain and inventory management, store operations and labor optimization as well as financial reporting. We expect to obtain quicker and better visibility to data across all of our retail and outlets stores, catalog and web operations, as well as improve our wholesale systems as a supplier to thousands of department and specialty stores worldwide.


E35
E33
AIDS DOESN'T KILL STYLISH PEOPLE
if they use a condom.
-Kenneth Cole
NEW YORK - What's really
KENNETH COLE NEW YORK

If we are all unique. are we all the same




KENNETH
REACTI


GOVERNMENT
CONTROL IS
A MUST-HAVE
as long as you're part
of the government.
-Kenneth Cole
NEW YORK - What's really
material? That's a question we must


Kenneth Cole NEW YORK

Do dreamers ever really sleep




REACTION


A2
A3
ONE DOLLAR
SAME-SEX MARRIAGE SHOULD BE BANNED
rom being banned.
-Kenneth Cole
NEW YORK - What's really
KENNETH COLE NEW YORK

financials

selected **financial data**

The following selected financial data has been derived from the consolidated financial statements of the Company and should be read in conjunction with the consolidated financial statements and notes thereto that appear elsewhere in this Annual Report and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." (Amounts, except for per share amounts, are in thousands.)

Year Ended December 31,	**2005**	2004	2003	2002	2001
Income Statement Data:					
Net sales	$474,060	$473,438	$430,101	$404,336	$365,809
Royalty revenue	43,983	42,763	38,252	28,713	22,116
Net revenue	518,043	516,201	468,353	433,049	387,925
Cost of goods sold	283,727	284,817	258,457	235,255	217,221
Gross profit (2)	234,316	231,384	209,896	197,794	170,704
Selling and general administrative expenses (1)	188,953	174,519	157,824	152,618	145,919
Impairment of long-lived assets	—	448	1,153	4,446	—
Operating income	45,363	56,417	50,919	40,730	24,785
Interest and other income, net	4,151	1,411	825	1,102	2,135
Income before provision for income taxes	49,514	57,828	51,744	41,832	26,920
Provision for income taxes	15,988	21,976	19,145	15,687	10,304
Net income	33,526	35,852	32,599	26,145	16,616

	2005	2004	2003	2002	2001
Earnings per share:					
Basic	$ 1.69	$ 1.79	$ 1.66	$ 1.33	$ 0.83
Diluted	$ 1.65	$ 1.74	$ 1.59	$ 1.27	$ 0.80
Weighted-average shares outstanding:					
Basic	19,888	20,050	19,609	19,643	19,992
Diluted	20,318	20,652	20,486	20,590	20,745
Cash dividends per share	0.66	0.52	0.17	—	—

	2005	2004	2003	2002	2001
Balance Sheet Data:					
Working capital	$187,106	$173,007	$154,161	$124,103	$ 96,709
Cash	63,747	80,014	111,102	91,549	68,966
Marketable Securities	66,400	40,000	—	—	—
Inventory	45,465	47,166	44,851	43,724	30,753
Total assets	340,671	304,587	273,841	240,317	201,889
Total debt, including current maturities	3,000	—	—	171	383
Total shareholders' equity	244,660	216,528	196,334	164,902	140,894

(1) Includes warehousing and receiving expenses.

(2) Gross profit may not be comparable to other entities, since some entities include the costs related to their distribution network (receiving and warehousing) in cost of goods sold and other entities, similar to the Company, exclude these costs from gross profit, including them instead in a line item such as selling, general and administrative expenses.

management's discussion

and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto that appear elsewhere in this Annual Report.

overview

Kenneth Cole Productions, Inc., designs, sources and markets a broad range of fashion footwear and handbags and, through license agreements, designs and markets apparel and accessories under its *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted, Bongo,* and *Tribeca* brand names. The Company's products are targeted to appeal to fashion conscious consumers, reflecting a casual urban perspective and a contemporary lifestyle uniquely associated with *Kenneth Cole*.

The Company markets its products to more than 6,000 department and specialty store locations, as well as through its Consumer Direct business, which includes an expanding base of retail and outlet stores, consumer catalogs and interactive websites, including online e-commerce.

The popularity of the *Kenneth Cole* brand names among consumers has enabled the Company to expand its product offerings and channels of distribution through licensing agreements and offers through these agreements a lifestyle collection of men's product categories including tailored clothing, dress shirts, dress pants, sportswear, neckwear, briefcases, portfolios, jewelry, fragrance, belts, leather and fabric outerwear, swimwear, sunglasses, prescription eyewear, watches, luggage, hosiery and small leather goods. Women's product categories currently being sold pursuant to license agreements include sportswear, small leather goods, belts, scarves and wraps, hosiery, leather and fabric outerwear, sunglasses, prescription eyewear, watches, jewelry, fragrance, swimwear, and luggage. In addition, the Company licenses boys' and girls' apparel, as well as housewares, under the *Kenneth Cole Reaction* brand.

The Company recorded record revenues of $518.0 million for the year ended December 31, 2005. Diluted earnings per share decreased 5.2% to $1.65 from $1.74 year over year. The Company's revenues for the year have improved over the prior year, primarily due to new product selection at retail, and continued success in a wide variety of licensed product classifications. The Company's Balance Sheet remains strong with $130.1 million in cash and marketable securities. Additionally, the

Company expects to continue its quarterly cash dividend, currently set at $0.18. The Company continued its new strategic initiative to reposition the *Kenneth Cole New York* brand as an accessible luxury brand. The Company believes that the repositioning of this brand will take the Company to its next stage of development, which will place the Company in the best position to benefit from the consolidation in the retail marketplace, maximize its own retail store concept and grow internationally. While this will enable the Company's brands to reach their potential, it will take time to fully transition the brand and realize the full financial benefits. As such, the Company continues to focus on designing and delivering high quality, fashionable products, creating efficient and compelling retail environments, and maintaining close partnerships with its licensees to ensure brand quality and distribution integrity.

critical accounting policies and estimates

General The Company's management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, income taxes, financing operations, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Inventory The Company writes down its inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Sales Returns and Allowances The Company's ability to collect factor chargebacks for deductions taken by its customers for returns, discounts, and allowances as well as potential future customer deductions is significant to its operations. The Company reserves against known chargebacks as well as potential future customer deductions based on a combination of historical activity and current market conditions. Actual results may differ from these estimates under different assumptions or conditions, which may have a significant impact on the Company's results.

Allowance for Doubtful Accounts The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, as well as royalties and advertising revenues from its licensing partners. These customers include non-factored accounts and credit card receivables from third-party service providers. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Income Taxes The Company's income taxes are routinely under audit by federal, state, or local authorities. These audits include questioning of the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on its annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company is required to pay amounts in excess of recorded income tax liabilities, the Company's effective tax rate in a given financial statement period could be materially impacted.

Litigation The Company is periodically involved in various legal actions arising in the normal course of business. Management is required to assess the probability of any adverse judgements as well as the potential range of any losses. Management determines the required accruals after a careful review of the facts of each significant legal action. The Company's accruals may change in the future due to new developments in these matters.

Contingencies In the ordinary course of business, the Company is involved in and subject to compliance and regulatory reviews and audits by numerous authorities, agencies and other governmental agents and entities from various jurisdictions. The Company is required to assess the likelihood of any adverse outcomes of these matters. A determination of the amount of reserves required, if any, for these reviews is made after careful analysis of each individual issue. The reserves may change in the future due to new developments or final resolution in each matter, which may have a significant impact on the Company's results.

New Accounting and Tax Pronouncements In 2004, Internal Revenue Code Section 965 was enacted, as part of the American Jobs Creation Act. This is a temporary provision that allows U.S. companies to repatriate earnings from their foreign subsidiaries at a reduced tax rate provided that specified conditions and restrictions are satisfied. In addition, FASB Staff Position FAS 109-2 was issued to provide accounting and disclosure guidance relating to the repatriation provision. In 2005, the Company's Board of Directors approved and adopted a repatriation plan and, as such, the Company repatriated $12.5 million of unremitted foreign earnings, which resulted in a tax benefit of approximately $3.0 million for the year ended December 31, 2005, as a result of the Company providing for taxes for the foreign earnings at the prior statutory rate.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "*Inventory Costs—An Amendment of ARB No. 43, Chapter 4*" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, *"Inventory Pricing,"* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 is effective for fiscal years beginning after June 15, 2005 and, as such, the Company adopted SFAS 151 on January 1, 2006. The adoption of SFAS 151 did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No 123R, *"Share-based Payments"* ("SFAS 123R"), which supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123R, public companies will be required to measure the cost of services received in exchange for stock options and similar awards based on the grant-date fair value of the award and recognize this cost in the income statement over the period during which an award recipient is required to provide service in exchange for the award. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include modified prospective and retroactive adoption options. The Company adopted SFAS 123R on January 1, 2006 using the modified prospective method. Under this method, the Company will recognize compensation cost, on a prospective basis, for the portion of outstanding awards for which the requisite service has not yet been rendered as of January 1, 2006, based upon the grant-date fair value of those awards calculated under SFAS 123 for pro forma disclosure purposes. Earnings and diluted earnings per share are expected to decrease by approximately $5.4 million and $0.16, respectively, as a result of share-based grants in 2006, and those grants as of December 31, 2005 for which compensation expense has not been recognized under SFAS 123.

Also in December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions"* ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, *"Accounting for Nonmonetary Transactions,"* and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 on January 1, 2006, did not have a material impact on the Company's consolidated results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections,"* ("SFAS 154"), a replacement of Accounting Principles Board Opinion (APB) No. 20, *"Accounting Changes,"* and FASB Statement No. 3, *"Reporting Accounting Changes in Interim Financial Statements."* This Statement requires retrospective application to prior periods' financial statements of a change in accounting principle. It applies both to voluntary changes and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions. APB 20 previously required that most voluntary changes in accounting principles be recognized by recording the cumulative effect of a change in accounting principle. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The Company adopted this statement on January 1, 2006, and does not anticipate that it will have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. 47, *"Accounting for Conditional Asset Retirement Obligations"* ("FIN 47"). FIN 47 is an interpretation of Statement of Financial Accounting Standards No. 143, *"Accounting for Asset Retirement Obligations"* ("SFAS 143"), and clarifies the term conditional asset retirement obligation as used in SFAS 143, which refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, the Company is required to identify any conditional asset retirement obligations it may have with respect to its long-lived assets, and recognize a liability for the fair value of any conditional asset retirement obligations, if the fair value of the liability can be reasonably estimated. FIN 47 is effective for the fiscal year ending December 31, 2005. As such, the Company adopted FIN 47 in 2005, which did not impact the Company's results of operations, financial position, or cash flows.

results of operations

The following table sets forth certain operating data of the Company as a percentage of net revenues for the periods indicated below:

	2005	2004	2003
Net sales	91.5%	91.7%	91.8%
Royalty revenue	8.5	8.3	8.2
Net revenues	100.0	100.0	100.0
Cost of goods sold	54.8	55.2	55.2
Gross profit (1)	45.2	44.8	44.8
Selling, general and administrative expenses	36.5	33.8	33.7
Impairment of long-lived assets	0.0	0.1	0.2
Operating income	8.7	10.9	10.9
Income before provision for income taxes	9.6	11.2	11.1
Provision for income taxes	3.1	4.3	4.1
Net income	6.5%	6.9%	7.0%

(1) Gross profit may not be comparable to other entities, since some entities include the costs related to their distribution network (receiving and warehousing) in cost of goods sold and other entities, similar to the Company, exclude these costs from gross profit, including them instead in a line item such as selling, general and administrative expenses.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net revenues increased $1.8 million, or 0.4%, to $518.0 million in 2005 from $516.2 million in 2004. This increase was due to revenue increases in the Company's Wholesale and Licensing business segments, partially offset by decreases in the Company's Consumer Direct business.

Wholesale net sales (excluding sales to the Consumer Direct business segment) increased $4.6 million, or 1.6%, to $284.0 million in 2005 from $279.4 million in 2004. The increase was primarily attributable to a 23.9% increase in Kenneth Cole *Reaction* ladies' and children's footwear, and an approximate 9.0% growth across its handbags businesses, as compared to December 31, 2004. This growth was offset by decreases of 15.8% in *Kenneth Cole New York* men's and women's footwear, and 11.7% in *Unlisted* footwear categories. In 2005, the Company accelerated its strategic initiative to reposition the *Kenneth Cole New York* brand as an accessible luxury brand and reduce the number of doors it was willing to distribute to. The Company believes that this transition is necessary to improve the Company's Wholesale net sales. The Company will continue to focus on improving product offerings, advertising campaigns, marketing efforts, website, catalogs and growing retail presence, combined with the marketing efforts of its licensees, which it believes will be significant factors in strengthening and defining all of its distinct brands, including *Kenneth Cole Reaction, Tribeca,* and *Bongo* across all product classifications, thereby increasing consumer demand for these brands in the future.

Net sales in the Company's Consumer Direct segment decreased $3.9 million, or 2.0%, to $190.1 million in 2005 from $194.0 million in 2004. The decrease was primarily due to a decrease in retail store sales of $5.4 million, or 2.9%, as compared to year ended December 31, 2004. Comparable store sales decreased by $13.2 million, or 7.5%, offset by an increase of $7.8 million of new store sales in 2005 plus the portion of 2005 sales for stores not open for all of 2004. In addition, the retail store sales decline was offset by Catalog/Internet and Gift Program sales, which increased by 21.5% for the year ended December 31, 2005. The Company believes the decrease in net sales in the Consumer Direct segment is primarily due to the Company's repositioning of the *Kenneth Cole New York* brand in its retail stores, which was accelerated in 2005. The Company believes well-executed *Kenneth Cole New York* products will be embraced by its customers, as illustrated by the success of the *Kenneth Cole New York* handbags business. However, some of the other products were not as well executed, and did not provide the consumer with the Company's highest standard of price and value, and were not well received. The Company is focusing on the design, price and value of its *Kenneth Cole New York* products for 2006. In an effort to maintain, solidify, and build positive sales results, the Company will continue to analyze inventory, focus on products and further scrutinize consumer trends, as well as concentrate on quality, style and price to continue customer acceptance of its brand respositioning strategy.

Royalty revenue increased $1.2 million, or 2.8%, to $44.0 million in 2005 from $42.8 million in 2004. The increase was primarily from incremental minimum royalties from the Company's existing licensees, sales increases from fragrance and children's apparel, and its European licensee, offset by a reduction in minimum royalties from the transition of the women's sportswear licensee. Brand repositioning has slowed growth in 2005, as a result of the Company's strategic plan. However, the

Company believes consumers look toward brands they know and feel are compatible with their lifestyles; therefore the synergies from its efforts to reinforce its brand identities through greater marketing efforts, by itself and its licensees across all product categories, will continue to strengthen and define its brands to improve name recognition allowing growth in sales both domestically and internationally throughout 2006.

Consolidated gross profit increased to 45.2% in 2005, as a percentage of net revenues, compared to 44.8% in 2004. The increase was primarily a result of an improvement in Consumer Direct margins and the change in mix of the Company's net revenues from its Wholesale, Consumer Direct and Licensing segments. The Consumer Direct segment's revenues decreased as a percentage of net revenues, to 36.7%, for the year ended December 31, 2005, from 37.6% for the year ended December 31, 2004, while the revenues in the Wholesale segment, which operates at a lower gross profit percentage as compared to the Consumer Direct segment, increased as a percentage of net revenues to 54.8% for the year ended December 31, 2005, compared to 54.1% for the year ended December 31, 2004. The revenues in the Licensing segment, which carries no cost of goods sold, increased as a percentage of revenue to 8.5% from the year ended December 31, 2005 compared to 8.3% for the year ended December 31, 2004. Consumer Direct segment margins increased from higher price points on better quality products, as part of the Company's strategic initiative to reposition *Kenneth Cole New York* as an accessible luxury brand.

Selling, general and administrative expenses, including warehousing and receiving expenses ("SG&A"), increased $14.5 million, or 8.3%, to $189.0 million (or 36.5% of net revenues) in 2005 from $174.5 million (or 33.8% of net revenues) in 2004, which includes severance costs of approximately $0.8 million in 2005. SG&A, as a percentage of net revenues, increased primarily due to investments in people and systems, increases in fixed costs from new and expanding retail stores, and the Company's loss of leverage on its comparable stores' sales base. Included within SG&A for the year ended December 31, 2004 was a one-time cost of $1.1 million associated with the closing and transition of the Company's east coast distribution center to a third-party service provider.

The Company did not record asset impairment charges for the year ended December 31, 2005, as compared to the year ended December 31, 2004, in which the Company recorded approximately $0.5 million for the write-down of stores' leasehold improvements, furniture, and fixtures in the Company's Florida Mall store, located in Orlando, Florida and the Lexington Avenue store located in New York City.

Interest and other income increased to $4.2 million for the year ended December 31, 2005 from $1.4 million in 2004. The increase was primarily due to a $1.2 million gain on the sale of marketable securities during the year ended December 31, 2005 and an average higher rate of return on investments.

The Company's effective tax rate decreased to 32.3% for the year ended December 31, 2005 from 38.0% for the year ended December 31, 2004, as a result of a temporary provision that allows U.S. companies to repatriate earnings from their foreign subsidiaries at a reduced tax. The Company repatriated approximately $12.5 million of prior years' foreign earnings, which resulted in approximately $3.0 million in tax savings for the year ended December 31, 2005.

As a result of the foregoing, net income decreased by $2.4 million, or 6.7%, to $33.5 million (6.5% of net revenue), for the year ended December 31, 2005, from $35.9 million (6.9% of net revenue).

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net revenues increased $47.8 million, or 10.2%, to $516.2 million in 2004 from $468.4 million in 2003. This increase was due to revenue increases in each of the Company's business segments: Wholesale, Consumer Direct and Licensing.

Wholesale net sales (excluding sales to the Consumer Direct business segment) increased $24.8 million, or 9.7%, to $279.4 million in 2004 from $254.6 million in 2003. This increase was attributable to improved sales across the Company's footwear brands: *Kenneth Cole New York, Kenneth Cole Reaction, Bongo* licensed footwear and the handbag businesses. This growth was offset by a 15.6% decline in *Unlisted* footwear. The Company believes that selling products under these trademark names, among others, to multiple demographics through several distribution channels has improved the Company's wholesale net sales. In addition, the improvement of sell-thrus at retail from customer acceptance also contributed to the increase, as well as the Company's initiatives in repositioning its handbag businesses. The Company will continue to focus on improving product offerings, advertising campaigns, marketing efforts, website, catalogs and growing retail presence, combined with the marketing efforts of its licensees, which it believes will be significant factors to strengthen and define its distinct brands, *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted* and *Bongo* across all product classifications, thereby increasing consumer demand for the Company's brands in the future. In addition, the Company believes that the launch of *Tribeca* will also contribute to the Company's growth.

Net sales in the Company's Consumer Direct segment increased $18.4 million, or 10.5%, to $194.0 million in 2004 from $175.6 million in 2003. Of the total increase, $10.7 million was attributable to new store sales in 2004 plus that portion of 2004 sales for stores not open for all of 2003, as well as an increase of $4.6 million or 2.8% in comparable store sales. The remaining sales increase of $3.1 million was primarily derived from the Company's Corporate Gift Program. The Company believes the increase in net sales in the Consumer Direct segment is due in part to the economic strengthening generally seen throughout the retail and apparel industry and direct merchandising initiatives at its outlets. In an effort to maintain, solidify, and build on the positive sales results, the Company will continue to analyze inventory, focus on products and further scrutinize consumer trends.

Royalty revenue increased $4.6 million, or 12.0%, to $42.8 million in 2004 from $38.2 million in 2003. The increase was primarily from incremental minimum royalties from the Company's existing licensees, most significantly women's apparel and fragrance, and from the Company's new men's casual pants licensee. This was offset by a decrease in royalties from the men's sportswear licensee. The Company believes consumers look toward brands they know and feel are compatible with their lifestyles. Therefore, the synergies from its efforts to reinforce its brand identities through greater marketing efforts, by itself and its licensees across all product categories, will continue to strengthen and define the Company's brands to improve name recognition allowing growth in sales both domestically and internationally through license partners.

Consolidated gross profit remained at 44.8%, as a percentage of net revenues, in 2004 and 2003. This was primarily a result of an increase in the percentage of revenue and higher margins contributed by the Consumer Direct segment, offset by decreased margins within the Wholesale segment. The Consumer Direct segment increased as a percentage of net revenues, to 37.6%, for the year ended December 31, 2004, from 37.5% for the year ended December 31, 2003, while the wholesale segment, which operates at a lower gross profit percentage, decreased as a percentage of net revenues to 54.1% for the year ended December 31, 2004, compared to 54.3% for the year ended December 31, 2003. Consumer Direct segment margins increased from merchandising initiatives at its outlet stores, new assortments, which focus on wear-now products that limit vulnerability of the mix of products without compromising fashion and excitement, and a reduction of point of sale promotions. Wholesale segment margins were lower from the impact the Euro had on the US dollar, which reduced initial mark-ups in the segment during the first half of 2004.

SG&A increased $16.7 million, or 10.6%, to $174.5 million (or 33.8% of net revenues) in 2004 from $157.8 million (or 33.7% of net revenues) in 2003. SG&A increased slightly as a percentage of net revenues, primarily due to professional fees from the implementation and compliance with the Sarbanes-Oxley Act of 2002 and higher labor costs in the Company's Wholesale and Licensing business segments.

The Company recorded asset impairment charges of approximately $0.5 million and $1.2 million for the years ended December 31, 2004 and 2003, respectively, for the Company's Florida Mall store, located in Orlando, Florida and the Lexington Avenue store located in New York City. This asset impairment charge equaled 0.1% of net revenues for the year ended December 31, 2004 and 0.2% of net revenues for the year ended December 31, 2003, and is included as a separate item in the Consolidated Statement of Income, within operating income. The impairment related to the write-down of the stores' leasehold improvements, furniture, and fixtures.

Interest and other income increased to $1.4 million for the year ended December 31, 2004 from $0.8 million in 2003. The increase is the result of higher average cash balances. In addition, average short-term interest rates have increased throughout 2004 improving investment rates of returns.

The Company's effective tax rate increased to 38.0% for the year ended December 31, 2004 from 37.0% for the year ended December 31, 2003. The increase was a result of changes in tax laws from state and local jurisdictions to which the Company's earnings are subject.

As a result of the foregoing, net income increased $3.3 million, or 10.0%, to $35.9 million (6.9% of net revenue), which includes an asset impairment charge of $0.5 million for the year ended December 31, 2004, from $32.6 million (7.0% of net revenue), which included an asset impairment charge of $1.2 million, for the year ended December 31, 2003.

liquidity and capital resources

The Company's cash requirements are generated primarily from working capital needs, retail expansion, enhanced technology, and other corporate activities. The Company primarily relies upon internally generated cash flows from operations to finance its operations and growth; however, it also has the ability to borrow up to $25.0 million under its line of credit. Cash flows may vary from time to time as a result of seasonal requirements of inventory, the timing of the delivery of merchandise to customers and the level of accounts receivable and payable balances. At December 31, 2005, working capital was $187.1 million compared to $173.0 million at December 31, 2004.

Net cash provided by operating activities was $33.9 million for the year ended December 31, 2005 compared to $37.9 million for the year ended December 31, 2004. This decrease was primarily attributable to decrease in net income offset by the benefit for deferred taxes from the dividend repatriation resulting from the American Jobs Creations Act, as well as the timing of receivables and payables from operations.

Net cash used in investing activities decreased to $45.0 million for the year ended December 31, 2005 compared to $50.0 million for the year ended December 31, 2004. This was primarily due to the sale of marketable securities, in which the Company received $16.8 million in proceeds, which was offset by the purchase of $41.0 million of marketable securities in 2005 versus $40.0 million of purchases in 2004. Capital expenditures were approximately $13.9 million and $10.1 million for 2005 and 2004, respectively. Expenditures on furniture, fixtures, and leasehold improvements for new retail store openings and expansions were $8.3 million and $6.9 million in 2005 and 2004, respectively. The remaining expenditures were primarily for leasehold improvements for the renovation of the Company's corporate headquarters and administrative offices and information system enhancements. In addition, $6 million was used to purchase six million shares of Bernard Chaus, Inc., in connection with the Company's licensing agreement and strategic relationship with Bernard Chaus, Inc.

Net cash used in financing activities was $5.1 million for the year ended December 31, 2005 compared to $19.0 million for the year ended December 31, 2004. The decrease is primarily attributable to the Company's repurchase of 500,000 of its treasury shares for $13.9 million in 2004. This was offset by cash dividend payments to Class A and B Common Stock shareholders of $13.1 million in 2005 compared to $10.5 million in 2004. The Company also received proceeds of $4.7 million for stock option exercises in 2005 compared to $5.2 million in 2004. In addition, the Company entered into a short-term loan agreement related to the Company's repatriation plan and received $3.0 million in proceeds.

The Company currently sells substantially all of its accounts receivable to two factors without recourse. In circumstances where a customer's account cannot be factored without recourse, the Company may take other measures to reduce its credit exposure, which could include requiring the customer to pay in advance, or to provide a letter of credit covering the sales price of the merchandise ordered.

The Company's material obligations under contractual agreements, primarily commitments for future payments under operating lease agreements as of December 31, 2005 are summarized as follows:

	Payments Due by Period				
	Total	1 Year or Less	2–3 Years	4–5 Years	After 5 Years
Operating Leases and Other Obligations	$215,487,000	$ 27,713,000	$54,161,000	$48,990,000	$84,623,000
Purchase Obligations	61,238,000	61,238,000			
Building Purchase Commitment	24,000,000	24,000,000			
Short-term Borrowings	3,000,000	3,000,000			
Total Contractual Obligations	$303,725,000	$115,951,000	$54,161,000	$48,990,000	$84,623,000

During 2006, the Company anticipates opening or expanding approximately 5 to 10 retail and outlet stores. These new and expanded stores will require approximately $9.5 million in aggregate capital expenditures and initial inventory requirements. The Company also anticipates that it will require increased capital expenditures to support its information systems over its historical spend. The Company signed an agreement with SAP to implement an integrated business platform across the Company's retail and outlet stores in 2006. The estimated expenditures related to the implementation are expected to be approximately $8.0 million.

The Company currently has a line of credit, as amended, under which up to $25.0 million is available to finance working capital requirements and letters of credit to finance the Company's inventory purchases. Borrowings available under the line of credit are determined by a specified percentage of eligible accounts receivable and inventories and bear interest at (i) the higher of The Bank of New York's prime lending rate or the Federal Funds rate plus 0.5% at the date of borrowing or (ii) a negotiated rate. In connection with the line of credit, the Company has agreed to eliminate all the outstanding borrowings under the facility for at least 30 consecutive days during each calendar year. In addition, borrowings under the line of credit are secured by certain receivables of the Company. The Company had no outstanding advances during 2005 and 2004 under this line of credit; however amounts available under the line were reduced to $18.3 million by $6.7 million standby letters of credit at December 31, 2005.

In 2005, in connection with the Company's tax repatriation plan, one of the Company's foreign subsidiaries entered into a promissory note with a financial institution, which provided the foreign subsidiary with $3,000,000. The note is due in September 2006. Interest is payable monthly at an annual rate equal to the greater of the prime rate in effect on such date or the Federal Funds Rate in effect on such date plus 0.50%. The agreement contains a number of customary covenants and events of default. Upon the occurrence of an event of default, all borrowings and accrued interest shall become immediately due and payable. In addition, the Company entered into a Cash Collateral Pledge Agreement, for $3,000,000, with a financial institution, which serves as collateral on the loan to the foreign subsidiary.

In 2004, the Company entered into an agreement to purchase the office building that it is currently leasing for its corporate headquarters in New York City providing approximately 119,500 square feet of office space for approximately $24 million. The closing date is scheduled for approximately May 2006, the specific timing to be determined by the parties, based on the ability of the current landlord to satisfy certain terms and conditions. The Company has incurred approximately $18.2 million as of December 31, 2005 in capital improvements and furniture expenditures in connection with this purchase.

Also in 2004, the Company entered into a 10-year lease for its administrative offices located in New Jersey, for which it incurred approximately $0.2 million and $1.0 million in capital improvements and expenditures during 2005 and 2004, respectively.

The Company believes that it will be able to satisfy its current expected cash requirements for 2006, including requirements for its retail expansion, corporate and administrative office build-outs, the purchase of the New York City corporate headquarters, enhanced information systems and the payments of its quarterly cash dividend, primarily with cash flow from operations and cash on hand.

exchange rates

The Company routinely enters into forward exchange contracts for its future purchases of inventory denominated in foreign currencies, primarily the Euro. At December 31, 2005, forward exchange contracts with a notional value totaling $7.0 million were outstanding with settlement dates ranging from January 2006 through May 2006. Gains and losses on forward exchange contracts that are used for hedges are accounted for on the balance sheet as inventory and an adjustment to equity, and are subsequently accounted for as part of the purchase price of the inventory upon execution of the contract. At December 31, 2005, the unrealized loss on these outstanding forward contracts is approximately $184,000, net of taxes, which is included in Accumulated Other Comprehensive Income in the Statements of Changes in Shareholders' Equity and a decrease to inventory, which is the underlying exposure on the consolidated balance sheet. The Company expects to continue to routinely enter into additional foreign exchange contracts throughout the year. While the Company believes that its current procedures with respect to the reduction of risk associated with currency exchange rate fluctuations are adequate, there can be no assurance that such fluctuations will not have a material adverse effect on the results of operations of the Company in the future.

Inventory from contract manufacturers in the Far East and Brazil are purchased in United States dollars and the recent fluctuations of many of these currencies against the United States dollar has not had any material adverse impact on the Company. However, future purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturer, which may affect the Company's cost of goods in the future. The Company does not believe the potential effects of such fluctuations would have a material adverse effect on the Company.

effects of inflation

The Company does not believe that the relatively low rates of inflation experienced over the last few years in the United States, where it primarily competes, have had a significant effect on revenues or profitability.

quantitative and qualitative disclosures about market risk

The Company does not believe it has a material exposure to market risk. The Company is primarily exposed to currency exchange rate risks with respect to its inventory transactions denominated in Euro. Business activities in various currencies expose the Company to the risk that the eventual net dollar cash flows from transactions with foreign suppliers denominated in foreign currencies may be adversely affected by changes in currency rates. The Company manages these risks by utilizing foreign exchange contracts. The Company does not enter into foreign currency transactions for speculative purposes.

At December 31, 2005, the Company had forward exchange contracts totaling with notional values $7.0 million, which resulted in an unrealized loss of approximately $184,000, net of taxes. The Company's earnings may also be affected by changes in short-term interest rates as a result of borrowings under its line of credit facility. A two or less percentage point increase in interest rates affecting the Company's credit facility would not have had a material effect on the Company's 2005 and 2004 net income.


total net revenue
(in millions)
>> $518.0
'01 '02 '03 '04 '05


net income
(in millions)
>> $33.5
'01 '02 '03 '04 '05


diluted eps
>> $1.65
'01 '02 '03 '04 '05

consolidated statements of **income**

Year Ended December 31,	2005	2004	2003
Net sales	$474,060,000	$473,438,000	$430,101,000
Royalty revenue	43,983,000	42,763,000	38,252,000
Net revenue	518,043,000	516,201,000	468,353,000
Cost of goods sold	283,727,000	284,817,000	258,457,000
Gross profit	234,316,000	231,384,000	209,896,000
Selling, general, and administrative expenses	188,953,000	174,519,000	157,824,000
Impairment of long-lived assets	—	448,000	1,153,000
Operating income	45,363,000	56,417,000	50,919,000
Interest and other income, net	4,151,000	1,411,000	825,000
Income before provision for income taxes	49,514,000	57,828,000	51,744,000
Provision for income taxes	15,988,000	21,976,000	19,145,000
Net income	$ 33,526,000	$ 35,852,000	$ 32,599,000
Earnings per share:			
Basic	$ 1.69	$ 1.79	$ 1.66
Diluted	$ 1.65	$ 1.74	$ 1.59
Dividends declared per share	$ 0.66	$ 0.52	$ 0.17
Shares used to compute earnings per share:			
Basic	19,888,000	20,050,000	19,609,000
Diluted	20,318,000	20,652,000	20,486,000

See accompanying notes to consolidated financial statements.

consolidated **balance sheets**

December 31,	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 63,747,000	$ 80,014,000
Marketable securities	66,400,000	40,000,000
Due from factors	33,975,000	34,936,000
Accounts receivable, less allowance for doubtful accounts of $298,000 and $302,000, respectively	18,691,000	16,978,000
Inventories	45,465,000	47,166,000
Prepaid expenses and other current assets	6,059,000	2,664,000
Deferred taxes, net	3,340,000	3,136,000
Total current assets	237,677,000	224,894,000
Property and equipment—at cost, less accumulated depreciation and amortization	42,975,000	38,510,000
Other assets:		
Deferred taxes, net	14,832,000	9,625,000
Deposits and sundry	16,776,000	8,826,000
Deferred compensation plans assets	28,411,000	22,732,000
Total other assets	60,019,000	41,183,000
Total assets	$340,671,000	$304,587,000

See accompanying notes to consolidated financial statements.

December 31,	2005	2004
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 31,129,000	$ 35,767,000
Accrued expenses and other current liabilities	8,775,000	8,947,000
Short-term borrowings	3,000,000	
Deferred income	3,835,000	2,920,000
Income taxes payable	3,832,000	4,253,000
Total current liabilities	50,571,000	51,887,000
Accrued rent and other long-term liabilities	17,029,000	13,440,000
Deferred compensation plans liabilities	28,411,000	22,732,000
Commitments and contingencies		
Shareholders' equity:		
Series A Convertible Preferred Stock, par value $1.00, 1,000,000 shares authorized, none outstanding		
Class A Common Stock, par value $.01, 20,000,000 shares authorized; 15,573,961 and 15,054,845 issued as of December 31, 2005 and 2004, respectively	156,000	150,000
Class B Convertible Common Stock, par value $.01, 9,000,000 shares authorized; 8,010,497 and 8,055,497 issued and outstanding as of December 31, 2005 and 2004, respectively	80,000	81,000
Additional paid-in capital	89,351,000	78,417,000
Deferred compensation	(3,397,000)	
Accumulated other comprehensive income	1,257,000	1,053,000
Retained earnings	237,369,000	216,983,000
	324,816,000	296,684,000
Class A Common Stock in treasury, at cost, 3,388,400 shares as of December 31, 2005 and 2004	(80,156,000)	(80,156,000)
Total shareholders' equity	244,660,000	216,528,000
Total liabilities and shareholders' equity	$340,671,000	$304,587,000

See accompanying notes to consolidated financial statements.

consolidated statements of changes in **shareholders' equity**

	Class A Common Stock		Class B Common Stock	
	Number of Shares	Amount	Number of Shares	Amount
Balance at 12/31/02	13,921,817	$ 139,000	8,360,497	$ 84,000
Net Income				
Translation adjustment				
Foreign currency, net of taxes $(69,000)				
Forward contracts, net of taxes $126,000				
Comprehensive income				
Exercise of stock options				
Related tax benefit $2,370,000	408,368	4,000		
Issuance of Class A Stock for ESPP	12,606			
Dividends paid on common stock				
Purchase of Class A Stock				
Conversion of Class B to Class A Common Stock	192,000	2,000	(192,000)	(2,000)
Balance at 12/31/03	14,534,791	145,000	8,168,497	82,000
Net Income				
Translation adjustment				
Foreign currency, net of taxes $199,000				
Forward contracts, net of taxes $(32,000)				
Unrealized gains on available for sale securities, net of taxes $18,000				
Comprehensive income				
Exercise of stock options				
Related tax benefit $3,031,000	398,113	4,000		
Issuance of Class A Stock for ESPP	8,941			
Dividends paid on common stock				
Purchase of Class A stock				
Conversion of Class B to Class A common stock	113,000	1,000	(113,000)	(1,000)
Balance at 12/31/04	15,054,845	150,000	8,055,497	81,000
Net Income				
Translation adjustment				
Foreign currency, net of taxes $148,000				
Forward contracts, net of taxes $(351,000)				
Unrealized gains on available for sale securities, net of taxes $301,000				
Comprehensive income				
Issuance of Restricted Stock, net of forfeitures	152,960	2,000		
Amortization of deferred compensation				
Shares surrendered by employees to pay taxes on restricted stock	(4,509)			
Stock-based compensation acceleration expense				
Exercise of options, related tax benefit $1,403,000	312,064	3,000		
Issuance of Class A Stock for ESPP	13,601			
Dividends paid on common stock				
Conversion of Class B to Class A common stock	45,000	1,000	(45,000)	(1,000)
Balance at 12/31/05	15,573,961	$156,000	8,010,497	$80,000

See accompanying notes to consolidated financial statements.

Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock Number of Shares	Treasury Stock Amount	Total
$ 63,476,000		$ 654,000	$ 162,244,000	(2,688,400)	$ (61,695,000)	$ 164,902,000
			32,599,000			32,599,000
		(118,000)				(118,000)
		215,000				215,000
						32,696,000
6,304,000						6,308,000
212,000						212,000
			(3,258,000)			(3,258,000)
				(200,000)	(4,526,000)	(4,526,000)
69,992,000		751,000	191,585,000	(2,888,400)	(66,221,000)	196,334,000
			35,852,000			35,852,000
		325,000				325,000
		(53,000)				(53,000)
		30,000				30,000
						36,154,000
8,204,000						8,208,000
221,000						221,000
			(10,454,000)			(10,454,000)
				(500,000)	(13,935,000)	(13,935,000)
78,417,000		1,053,000	216,983,000	(3,388,400)	(80,156,000)	216,528,000
			33,526,000			33,526,000
		310,000				310,000
		(737,000)				(737,000)
		631,000				631,000
						33,730,000
4,554,000	$(4,556,000)					
	1,120,000					1,120,000
(134,000)						(134,000)
100,000	39,000					139,000
6,085,000						6,088,000
329,000						329,000
			(13,140,000)			(13,140,000)
$89,351,000	$(3,397,000)	$1,257,000	$237,369,000	(3,388,400)	$(80,156,000)	$244,660,000

consolidated statements of **cash flows**

For the Years Ended December 31,	2005	2004	2003
Cash flows from operating activities			
Net income	$ 33,526,000	$ 35,852,000	$ 32,599,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,400,000	7,844,000	7,604,000
Impairment of long-lived assets	—	448,000	1,153,000
Unrealized gain on deferred compensation plans	(914,000)	(1,127,000)	(2,543,000)
Realized gain on sale of property and equipment	—	(14,000)	—
Realized gain on sale of marketable securities	(1,246,000)	—	—
Provision for doubtful accounts	294,000	227,000	262,000
Benefit for deferred taxes	(5,791,000)	(1,709,000)	(399,000)
Tax benefit from stock options	1,403,000	3,031,000	2,370,000
Taxes related to restricted stock	(134,000)	—	—
Unrealized gains from available-for-sale securities	(631,000)	—	—
Stock-based compensation expense	1,259,000	—	—
Changes in operating assets and liabilities:			
Decrease/(increase) in due from factors	961,000	(3,449,000)	(601,000)
Increase in accounts receivable	(2,007,000)	(5,951,000)	(3,632,000)
Decrease/(increase) in inventories	964,000	(2,368,000)	(912,000)
Increase in prepaid expenses and other current assets	(3,395,000)	(1,321,000)	(269,000)
Increase in other assets	(5,073,000)	(4,404,000)	(4,909,000)
(Decrease)/increase in income taxes payable	(421,000)	1,314,000	(3,301,000)
(Decrease)/increase in accounts payable	(4,638,000)	1,920,000	213,000
Increase (decrease) in deferred income, accrued expenses and other current liabilities	1,057,000	1,044,000	(2,812,000)
Increase in other non-current liabilities	9,268,000	6,604,000	8,067,000
Net cash provided by operating activities	33,882,000	37,941,000	32,890,000

For the Years Ended December 31,	2005	2004	2003
Cash flows used in investing activities			
Acquisition of property and equipment	$(13,865,000)	$ (10,101,000)	$ (9,510,000)
Proceeds from sale of marketable securities	16,755,000	—	—
Proceeds from sale of property and equipment	—	68,000	
Purchase of stock	(6,000,000)	—	—
Purchases of marketable securities	(41,909,000)	(40,000,000)	—
Net cash used in investing activities	(45,019,000)	(50,033,000)	(9,510,000)
Cash flows used in financing activities			
Proceeds from short-term borrowings	3,000,000	—	—
Proceeds from exercise of stock options	4,685,000	5,177,000	3,938,000
Proceeds from issuance of stock from employee purchase plan	329,000	221,000	212,000
Principal payments of capital lease obligations	—	—	(171,000)
Dividends paid to shareholders	(13,140,000)	(10,454,000)	(3,258,000)
Purchase of treasury stock	—	(13,935,000)	(4,526,000)
Net cash used in financing activities	(5,126,000)	(18,991,000)	(3,805,000)
Effect of exchange rate changes on cash	(4,000)	(5,000)	(22,000)
Net (decrease)/increase in cash and cash equivalents	(16,267,000)	(31,088,000)	19,553,000
Cash and cash equivalents, beginning of year	80,014,000	111,102,000	91,549,000
Cash and cash equivalents, end of year	$ 63,747,000	$ 80,014,000	$111,102,000
Supplemental disclosures of cash flow information			
Cash paid during the period for:			
Interest	$ 68,000	$ 27,000	$ 40,000
Income taxes	$ 21,194,000	$ 19,341,000	$ 20,583,000

See accompanying notes to consolidated financial statements.

a Summary of Significant Accounting Policies

1 *Description of business* Kenneth Cole Productions, Inc. and its subsidiaries (the "Company") designs, sources and markets a broad range of quality footwear and handbags, and through license agreements, designs and markets men's, women's and children's apparel and accessories under its *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted,* and *Tribeca* brands for the fashion conscious consumer. In addition, the Company added the *Bongo* trademark for footwear through a license agreement in 2003. The Company markets its products for sale to approximately 6,000 department stores and specialty store locations in the United States, as well as other locations throughout the world, through its retail and outlet store base, and its interactive website. The Company also distributes consumer catalogs that feature a variety of *Kenneth Cole New York* and *Kenneth Cole Reaction* branded products.

2 *Principles of consolidation* The consolidated financial statements include the accounts of Kenneth Cole Productions, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

3 *Use of estimates* The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4 *Cash and cash equivalents* The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

5 *Marketable securities* In 2004, the Company began investing in auction rate securities, debt securities backed by student loans, and which have maturity dates ranging from approximately 2023 to 2038. The Company accounts for these investments as marketable securities, and has classified them as available-for-sale securities under SFAS 115 *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS 115"). They are recorded at fair value, and are reset every 7 to 35 days, and repurchased based on the Company's cash needs. The purchase of these securities is included in the accompanying Statement of Cash Flows as an investing activity.

6 *Inventories* Inventories, which consist of finished goods, are stated at the lower of cost or fair market value. Cost is determined by the first-in, first-out method.

7 *Property and equipment* Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the estimated useful lives of the related assets ranging from three to seven years on a straight-line basis. Leasehold improvements are amortized using the straight-line method over the term of the related lease or the estimated useful life, whichever is less.

The Company reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as measured by comparing the undiscounted future cash flows to the asset's net book value. Impaired assets are recorded at the lesser of their carrying value or fair value.

8 *Income taxes* Income taxes are accounted for in accordance with SFAS No. 109, *"Accounting for Income Taxes."* Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

9 *Revenue recognition* Wholesale revenues are recognized upon shipment of products to customers since title passes upon shipment. Retail and outlet store revenues are recognized at the time of sale. Both wholesale and retail store revenues are shown net of returns, discounts, and other allowances. Reserves for estimated returns and allowances for discounts are provided when sales are recorded. The Company has also entered into various trade name license agreements that provide revenues based on minimum royalties and additional revenues based on percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined in each license agreement. In circumstances whereby licensee sales exceed the quarterly contractual minimums, but not the annual minimums, royalty contributions are deferred on the balance sheet. As the licensee sales exceed the annual contractual minimums, the royalty contributions are recognized.

10 *Advertising costs* The Company incurred advertising costs, including certain in-house marketing expenses of $21.8 million, $20.0 million, and $16.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Advertising costs are expensed as incurred and are included in Selling, General, and Administrative expenses in the accompanying Consolidated Statement of Income. Included in advertising expenses are costs associated with cooperative advertising programs, under which the Company generally shares the cost of a customer's advertising expenditures.

In addition, licensee contributions toward advertising are recognized when licensed products are sold by the Company's licensees. Such contributions are based on contractual percentages of sales and contain minimums. For licensees whose sales are not expected to exceed contractual sales minimums, contributions relating to advertising are recognized based on the contractual minimums. In circumstances whereby licensee sales exceed the quarterly contractual minimums, but not the annual minimums, such contributions toward advertising are deferred on the balance sheet. As the licensee sales exceed the annual contractual minimums, the licensee contributions toward advertising are recognized.

11 *Stock-based compensation* The Company measures compensation expense for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB No. 25") and related Interpretations. The Company has adopted disclosure only provisions of Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123").

Pro forma disclosures, as required by Statement of Financial Accounting Standard No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure,"* are computed as if the

Company recorded compensation expense based on the fair value for stock-based awards or grants. The following pro forma information includes the effects of the options discussed above.

Year Ended December 31,	**2005**	2004	2003
Net Income, as reported	$33,526,000	$35,852,000	$32,599,000
Add: Stock-based compensation, related to restricted stock, included in reported net income, net of related tax effect	852,000	—	—
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax effects	(7,318,000)	(3,429,000)	(2,855,000)
Pro forma net income	$27,060,000	$32,423,000	$29,744,000
Earnings per share:			
Basic—as reported	$ 1.69	$ 1.79	$ 1.66
Basic—pro forma	$ 1.36	$ 1.62	$ 1.52
Diluted—as reported	$ 1.65	$ 1.74	$ 1.59
Diluted—pro forma	$ 1.33	$ 1.57	$ 1.45

The effects of applying SFAS 123 on this pro forma disclosure may not be indicative of future results, and additional awards in future years may or may not be granted. (See Note k.)

12 *Derivative instruments and hedging activities* The Company uses derivative instruments, typically forward contracts, to manage its risk associated with movements in the Euro exchange rates in purchasing inventory. In accordance with SFAS No. 133 *"Accounting for Derivative Instruments and Hedge Activities"* ("SFAS 133"), the Company recognizes all derivatives on the Balance Sheet. Also, derivative instruments that meet certain criteria in SFAS 133 are classified as cash flow hedges, and changes in fair value are recognized in Other Comprehensive Income, in the accompanying Statement of Changes in Shareholders' Equity, until the underlying transaction is completed and the derivative is settled. Upon settlement, any amounts remaining in Other Comprehensive Income are reclassified to earnings. Those derivatives that are not classified as cash flow hedges are adjusted to fair value through earnings. The Company does not hold derivative instruments for the purpose of trading or speculation, and designated all hedges as cash flow hedges in 2005. (See Note f.)

13 *Shipping and handling costs* The Company includes amounts billed to customers for shipping costs in net sales. The related internal and external shipping and handling costs incurred by the Company are included in the Cost of Goods Sold line item in the accompanying Consolidated Statements of Income. Such costs include inbound freight costs, purchasing costs, inspection costs, internal transfer costs, and other product procurement related charges.

14 *Cost of goods sold and selling, general and administrative expenses* Costs associated with the production and procurement of product are included in the Cost of Goods Sold line item in the accompanying Consolidated Statements of Income, including inbound freight costs, purchasing costs, inspection costs, and other product procurement related charges. All other expenses, excluding interest and income taxes, are included in selling, general, and administrative expenses, including receiving, warehousing, and distribution expenses, as the predominant expenses associated therewith, are general and administrative in nature.

15 *Research and development costs* The Company does not incur research and development costs.

b Earnings Per Share

The Company calculates earnings per share in accordance with SFAS No. 128, *"Earnings Per Share."* Basic earnings per share are calculated by dividing net income by weighted-average common shares outstanding. Diluted earnings per share are calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities under the Company's stock incentive plans. Dilutive securities, which include stock options, are determined under the treasury stock method by calculating the assumed proceeds available to repurchase stock using the weighted-average shares outstanding for the period. Stock options amounting to 946,000, 916,000, and 376,000 as of December 31, 2005, 2004, and 2003, respectively, have been excluded from the diluted per share calculations, since their effect would be antidilutive.

The following is an analysis of the differences between basic and diluted earnings per common share in accordance with Statement of Financial Accounting Standards No. 128, *"Earnings Per Share."*

For the Year Ended December 31,	**2005**	2004	2003
Weighted-average common shares outstanding	19,888,000	20,050,000	19,609,000
Effect of dilutive securities:			
Restricted stock and shares issued through			
Employee Stock Purchase Plan	5,000		
Stock options	425,000	602,000	877,000
Weighted-average common shares outstanding			
and common share equivalents	20,318,000	20,652,000	20,486,000

c Due from Factors and Accounts Receivable

The Company sells substantially all of its accounts receivable to its factors, without recourse, subject to credit limitations established by the factor for each individual account. Certain accounts receivable in excess of established limits are factored with recourse. Included in amounts due from factor at December 31, 2005 and 2004 is accounts receivable subject to recourse totaling approximately $1,115,000 and $1,132,000, respectively. The agreements with the factors provide for payment of a service fee on receivables sold.

At December 31, 2005 and 2004, the balance due from factor, which includes chargebacks, is net of allowances for returns, discounts, and other deductions of approximately $8,068,000 and $8,377,000, respectively. The allowances are provided for known chargebacks reserved for but not written off the Company's financial records and for potential future customer deductions based on management's estimates.

In the ordinary course of business, the Company has accounts receivable that are non-factored and are at the Company's risk. At December 31, 2005 and 2004, the accounts receivable balance includes allowance for doubtful accounts and consumer direct sales returns of approximately $1,108,000 and

$1,002,000. These customers include non-factored accounts and credit card receivables from third-party service providers. The allowances provided for sales returns are for potential future retail customer merchandise returns based on management's estimates. The allowance for doubtful accounts is provided for estimated losses resulting from the inability of its customers to make required payments.

d Property and Equipment

Property and equipment consist of the following:

December 31,	**2005**	2004
Property and equipment—at cost:		
Furniture and fixtures	$27,871,000	$24,861,000
Machinery and equipment	17,473,000	14,311,000
Leasehold improvements	50,212,000	44,661,000
Leased equipment under capital lease	—	967,000
	95,556,000	84,800,000
Less accumulated depreciation	52,581,000	46,290,000
Net property and equipment	$42,975,000	$38,510,000

e Impairment of Long-Lived Assets

In 2004 and 2003, the Company recorded non-cash asset impairment charges of $448,000 and $1,153,000, respectively. Management reviews its retail stores' estimated undiscounted future cash flows and determines whether or not a write-down to current value is required. The impairment charges related to stores' leasehold improvements, and furniture and fixtures, and were separately disclosed in the accompanying Consolidated Statement of Income.

f Foreign Currency Transactions, Derivative Instruments and Hedging Activities

The Company, in the normal course of business, routinely enters into forward contracts in anticipation of future purchases of inventory denominated in foreign currencies. These forward contracts are used to hedge against the Company's exposure to changes in Euro exchange rates to protect the purchase price of merchandise under such commitments. The Company has classified these contracts as Cash Flow Hedges under SFAS 133. The Company had forward contracts of $7,000,000, $24,000,000, and $9,500,000 at December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, forward contracts have maturity dates through May 2006.

All terms and conditions of the forward contracts are included in the measurement of the related hedge effectiveness. The critical terms of the forward contracts are the same as the underlying forecasted transactions; therefore changes in the fair value of the contracts should be highly effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings during 2005, 2004, and 2003. At December 31, 2005, the Company's notional $7,000,000 in forward exchange contracts resulted in an unrealized loss of approximately $184,000, net of taxes, which is included in Accumulated Other Comprehensive Income in the Statement of Changes in Shareholders' Equity and a decrease to inventory, which is the underlying exposure on the Consolidated Balance Sheet. The Company expects to reclassify all of the unrealized loss from Other Comprehensive Income into earnings within the next five-month period due to the actual executions of forward contracts to purchase merchandise and the Company's ultimate sale of that merchandise.

g Segment Reporting

Kenneth Cole Productions, Inc. has three reportable segments: Wholesale, Consumer Direct, and Licensing. The Wholesale segment designs and sources a broad range of fashion footwear, handbags and accessories and markets its products for sale to approximately 6,000 department and specialty store locations and to the Company's Consumer Direct segment. The Consumer Direct segment markets a broad selection of the Company's branded products, including licensee products, for sale directly to the consumer through its own channels of distribution, which include full price retail stores, outlet stores, catalogs, and e-commerce (at website addresses *www.kennethcole.com* and *www.kennethcolereaction.com*). The Licensing segment, through third-party licensee agreements, has evolved the Company from a footwear resource to a diverse lifestyle brand competing effectively in approximately 30 apparel and accessories categories for both men and women. The Company maintains control over quality, image and distribution of the licensees. This segment primarily consists of royalties earned on licensee sales to third parties of the Company's branded products and royalties earned on the purchase and sale to foreign retailers, distributors, or to consumers in foreign countries.

The Company's reportable segments are business units that offer products to overlapping consumers through different channels of distribution. Each segment is managed separately, although planning, implementation and results are reviewed internally by the executive management committee. The Company evaluates performance and allocates resources based on profit or loss from each segment. The Wholesale segment is evaluated on income from operations before income taxes. The Consumer Direct segment is evaluated on profit or loss from operations before unallocated corporate overhead and income taxes. The Licensing segment is evaluated based on royalties earned and pretax segment profit. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies. Intersegment sales between the Wholesale and Consumer Direct segment include a markup, which is eliminated in consolidation.

Financial information of the Company's reportable segments is as follows (dollars in thousands):

	Wholesale	Consumer Direct	Licensing	Totals
Year Ended December 31, 2005				
Revenues	$283,991	$190,069	$43,983	$518,043
Intersegment revenues	38,932			38,932
Interest income, net	4,151			4,151
Depreciation expense	3,059	6,333	8	9,400
Segment income (1)(2)	27,291	6,763	35,974	70,028
Segment assets	272,848	57,657	13,157	343,662
Expenditures for long-lived assets	3,048	10,817		13,865
Year Ended December 31, 2004				
Revenues	$ 279,440	$ 193,998	$ 42,763	$ 516,201
Intersegment revenues	35,133			35,133
Interest income, net	1,411			1,411
Depreciation expense	2,745	5,087	12	7,844
Impairment of long-lived assets		448		448
Segment income (1)(3)	29,135	12,232	35,454	76,821
Segment assets	249,226	49,929	8,190	307,345
Expenditures for long-lived assets	3,150	6,949	2	10,101
Year Ended December 31, 2003				
Revenues	$ 254,524	$ 175,577	$ 38,252	$ 468,353
Intersegment revenues	32,671			32,671
Interest income, net	825			825
Depreciation expense	2,698	4,893	13	7,604
Impairment of long-lived assets		1,153		1,153
Segment income (1)	30,644	6,843	31,556	69,043
Segment assets	219,111	48,454	8,414	275,979
Expenditures for long-lived assets	4,924	4,584	2	9,510

(1) Before elimination of intersegment profit, unallocated corporate overhead and provision for income taxes.
(2) Segment income for the Wholesale segment includes one-time payment of $.8 million for severance.
(3) Segment income for the Wholesale segment includes one-time payment of $1.1 million for costs associated with the Company's transfer to a third-party distribution center.

The reconciliation of the Company's reportable segment revenues, profit and loss, and assets are as follows (dollars in thousands):

	2005	2004	2003
Revenues			
Revenues for reportable segments	$518,043	$516,201	$468,353
Intersegment revenues for reportable segments	38,932	35,133	32,671
Elimination of intersegment revenues	(38,932)	(35,133)	(32,671)
Total consolidated revenues	$518,043	$516,201	$468,353
Income			
Total profit for reportable segments	$ 70,028	$ 76,821	$ 69,043
Elimination of intersegment profit	(11,005)	(9,303)	(8,524)
Unallocated corporate overhead	(9,509)	(9,690)	(8,775)
Total income before provision for income taxes	$ 49,514	$ 57,828	$ 51,744
Assets			
Total assets for reportable segments	$343,662	$307,345	$275,979
Elimination of inventory profit in consolidation	(2,991)	(2,758)	(2,138)
Total consolidated assets	$340,671	$304,587	$273,841

Revenues from international customers were approximately 2.4%, 1.9%, and 1.0% of the Company's consolidated revenues for the years ended December 31, 2005, 2004, and 2003, respectively.

h Accrued Expenses and Other Liabilities

Accrued expenses and other current liabilities consist of the following:

December 31,	**2005**	2004
Rent	$ 723,000	$ 448,000
Compensation	4,268,000	5,454,000
Customer credits	2,020,000	1,989,000
Other	1,764,000	1,056,000
	$8,775,000	$8,947,000

i Short-term Borrowings

In 2005, one of the Company's foreign subsidiaries entered into a promissory note with a financial institution, which provided the foreign subsidiary with $3,000,000. The note is due in September 2006. Interest is payable monthly at an annual rate equal to the greater of the prime rate in effect on such date or the Federal Funds Rate in effect on such date plus .50%. The agreement contains a number of customary covenants and events of default. Upon the occurrence of an event of default, all borrowings and accrued interest shall become immediately due and payable. At December 31, 2005, the subsidiary was in compliance with all covenants. The carrying value of the loan approximates fair market value.

In addition, the Company entered into a Cash Collateral Pledge Agreement, for $3,000,000, with a financial institution, which serves as collateral on the loan to the foreign subsidiary. The collateral will be released to the Company at the time that the promissory note is settled with the financial institution, and is included in Prepaid Expenses and Other Current Assets in the accompanying Consolidated Balance Sheet.

j Benefit Plans

1 *401(k) Plan* The Company's 401(k) profit-sharing plan covers all non-union employees, subject to certain minimum age and length of service requirements who are permitted to contribute specified percentages of their salary up to the maximum permitted by the Internal Revenue Service. The Company is obligated to make a matching contribution and may make an additional discretionary contribution, as defined. Contributions to the plan for the years ended December 31, 2005, 2004 and 2003 were approximately $487,000, $395,000, and $268,000, respectively.

2 *Deferred compensation plans* The Kenneth Cole Productions, Inc. Deferred Compensation Plans are non-qualified plans maintained primarily to provide deferred compensation benefits for the Company's Chief Executive Officer, as well as a select group of "highly compensated employees," which includes certain Company management. The Company accounts for the investments in the deferred compensation plans as trading securities in accordance with SFAS 115. The amounts, deferred at the election of the employee, are invested based upon various asset alternatives. The assets are included in Deferred compensation plan assets, and the related liability is included in Deferred compensation plan liabilities.

In 2005, 2004 and 2003, the Company deposited $1,215,000, $1,516,000, and $247,000, respectively, into Supplemental Executive Retirement Plans ("SERP") for certain key executives. The amounts have been recorded in Deposits and Sundry in the accompanying Consolidated Balance Sheets. These plans are non-qualified deferred compensation plans. Benefits payable under these plans are based upon the performance of the individual directed investments from the Company's cumulative and future contributions. Benefits earned under the SERP begin vesting after 3 years from issuance, and become 60% vested after 9 years of service, 75% vested upon the participant retiring at age 60 or later and 100% vested if the employee dies while in the Company's employment. The value of these investments at December 31, 2005 and 2004 were $5,818,000 and $5,206,000, respectively, which the Company accounts for as trading securities in accordance with SFAS 115. The unrealized gains and losses on the investments were recorded in Selling, General and Administrative Expenses in the accompanying Consolidated Statements of Income. In addition, the Company has recorded an accumulated long-term vested benefit obligation of approximately $2,377,000 and $1,814,000 at December 31, 2005 and 2004, respectively, within Accrued Rent and Other Long-Term liabilities in the accompanying Consolidated Balance Sheets. In addition, SERP participants are covered by life insurance through a portion of the Company's contribution.

3 *Employee Stock Purchase Plan* During 2000, the Company established a qualified employee stock purchase plan ("ESPP"), the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company's Class A Common Stock at a price equal to 85% of the lower of the closing price at the beginning or end of each quarterly stock purchase period. For the years ended December 31, 2005, 2004, and 2003, employees purchased 13,601, 8,941, and 12,606 shares, respectively. Total shares purchased through December 31, 2005 were 76,555.

k Stock-Based Compensation

The Company's 2004 Incentive Stock Option Plan (the "Plan"), authorizes the grant of options to employees for up to 5,320,162 shares of the Company's Class A Common Stock. The Company amended the Plan in 2005 and authorized an additional 1,000,000 shares. Certain options granted under the Plan vest in one-third increments in each of the first, second and third years following the date of grant, while certain other options vest over five years. Options granted under the "Plan" have ten-year terms. Non-employee Director stock options granted have ten-year terms and vest 50% on the first anniversary of the date of grant and become fully exercisable at the end of two years.

In 2005, the Company accelerated the vesting of 250,000 "out-of-the-money" stock options held by Kenneth D. Cole. These options were originally granted on August 4, 2004 and would have vested ratably in annual installments on the next three anniversaries of the date of grant. The per share exercise price for these options was $32.09, which was above the $30.34 fair market value of the Company's Class A common stock on the date of acceleration. The purpose of the acceleration was to eliminate future compensation expense recognition the Company would otherwise have been required to recognize with respect to these accelerated options once Statement of Financial Accounting Standards No. 123R *"Share-Based Payment"* ("SFAS 123R") becomes effective in January 2006. The estimated future expense recognition that was eliminated was approximately $2,115,000. The acceleration of these options did not trigger an expense for accounting purposes, as the stock options had no intrinsic value at the date of acceleration.

Also in 2005, the Company accelerated the vesting of 224,500 stock options held by various employees. These options were originally granted on July 1, 2004 and would have vested ratably in annual installments on the next two anniversaries of the date of grant. The per share exercise price for these options was $34.27, which was above the $25.50 fair market value of the Company's Class A common stock on the date of acceleration. The estimated future expense recognition that was eliminated was approximately $1,400,000. The acceleration of these options did not trigger an expense for accounting purposes, as the stock options had no intrinsic value at the date of acceleration.

In 2005, the Company granted 152,960 Class A common shares of restricted stock to selected employees, net of 5,084 of forfeited shares, which had a fair value of $4,556,000 on the grant dates. The shares have graded vesting periods of up to four years. The Company has recorded the total compensation expense as Deferred Compensation in the Condensed Consolidated Statement of Changes in Shareholders' Equity, and recognized $1,259,000 ($852,000 net of related taxes) of compensation expense in the Condensed Consolidated Statement of Income for the year ended December 31, 2005, which represents the amortization of the original deferred compensation on a straight-line basis over the vesting period. Included in the compensation expense is approximately $139,000, net of taxes, related to the expenses incurred upon termination of one of the Company's senior executives. The weighted-average grant-date fair value of the nonvested shares as of December 31, 2005 was $4,265,000.

The following table summarizes information about currently outstanding and exercisable stock options at December 31, 2005:

	Outstanding Stock Options			Exercisable Stock Options	
Range of Exercise Prices	Outstanding Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable Shares	Weighted-Average Exercise Price
$ 4.00 to $12.00	192,356	1.79	$11.36	192,356	$11.36
$12.01 to $24.00	1,156,996	5.49	$18.68	715,830	$24.47
$24.01 to $36.00	1,251,365	6.43	$30.11	1,064,116	$31.69

The following table summarizes all stock option transactions from December 31, 2002 through December 31, 2005.

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2002	2,631,980	$ 17.44
Granted	657,500	$ 23.33
Exercised	(316,216)	$ 11.68
Forfeited	(41,929)	$ 19.87
Outstanding at December 31, 2003	2,931,335	$ 19.36
Granted	574,900	$ 32.97
Exercised	(398,113)	$ 12.97
Forfeited	(159,186)	$ 22.20
Outstanding at December 31, 2004	2,948,936	$ 22.71
Granted	46,667	$ 29.28
Exercised	(312,064)	$ 15.01
Forfeited	(82,822)	$ 26.31
Outstanding at December 31, 2005	2,600,717	$23.64

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005, 2004 and 2003, respectively: risk-free interest rate of 4.1%, 3.2% and 4.0%; expected volatility factors of 49.1%, 59.7% and 64.5% and expected lives of 7.6, 5.2 and 5.0 years. Dividend yield assumptions were 2.19%, 1.68% and 1.38% for 2005, 2004 and 2003, respectively. The weighted-average fair value of options granted during 2005, 2004 and 2003 were $13.14, $15.63 and $14.48, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. As a result of the Company's employee stock options having characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

I Income Taxes

In 2004, Internal Revenue Code Section 965 was enacted, as part of the American Jobs Creation Act. This is a temporary provision that allows U.S. companies to repatriate earnings from their foreign subsidiaries at a reduced tax rate provided that specified conditions and restrictions are satisfied. In addition, FASB Staff Position FAS 109-2 was issued to provide accounting and disclosure guidance relating to the repatriation provision. In 2005, the Company's Board of Directors approved and adopted a repatriation plan and, as such, the Company repatriated $12.5 million of unremitted foreign earnings, which resulted in a tax benefit of approximately $3.0 million for the year ended December 31, 2005, as a result of the Company providing for taxes for the foreign earnings at the prior statutory rate. The Company borrowed $3 million through its foreign subsidiary to fund a portion of these remittances. (See Note i.)

The components of income before provision for income taxes are as follows:

Years Ended December 31,	**2005**	2004	2003
Domestic	$45,341,000	$54,460,000	$51,063,000
International	4,173,000	3,368,000	681,000
	$49,514,000	$57,828,000	$51,744,000

Significant items comprising the Company's deferred tax assets and liabilities are as follows:

December 31,	**2005**	2004
Deferred tax assets:		
Inventory allowances and capitalization	$ 1,927,000	$ 2,105,000
Allowance for doubtful accounts and sales allowances	940,000	1,031,000
Deferred rent	4,449,000	4,379,000
Deferred compensation	10,137,000	8,406,000
Asset impairment	1,835,000	1,879,000
Deferred income—licensing agreements	791,000	493,000
Other	511,000	38,000
	$20,590,000	$ 18,331,000
Deferred tax liabilities:		
Depreciation	(1,662,000)	(2,680,000)
Tax effect on unrealized gains on available-for-sale securities	(381,000)	—
Undistributed foreign earnings	(375,000)	(2,890,000)
	(2,418,000)	(5,570,000)
Net deferred tax assets	$18,172,000	$ 12,761,000

The provision (benefit) for income taxes consists of the following:

December 31,	**2005**	2004	2003
Current:			
Federal	$19,477,000	$21,005,000	$16,816,000
State and local	1,882,000	2,483,000	2,587,000
Foreign	420,000	197,000	141,000
	21,779,000	23,685,000	19,544,000
Deferred:			
Federal	(5,486,000)	(1,574,000)	(368,000)
State and local	(305,000)	(135,000)	(31,000)
	(5,791,000)	(1,709,000)	(399,000)
	$15,988,000	$21,976,000	$19,145,000

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the effective income tax rate for 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	3.0%	3.0%	2.0%
Repatriation benefit	(5.7)%		
	32.3%	38.0%	37.0%

m Commitments and Contingencies

1 *Operating leases and other property agreements* The Company leases office, retail and warehouse facilities under non-cancelable operating leases between 5 and 20 years with options to renew at varying terms. Future minimum lease payments for non-cancelable leases with initial terms of one year or more consisted of the following at December 31, 2005:

2006	$ 27,713,000
2007	27,333,000
2008	26,828,000
2009	25,463,000
2010	23,527,000
Thereafter	84,623,000
Total minimum cash payments	$215,487,000

In addition, certain of these leases contain rent escalation provisions and require additional percentage rent payments to be made. Step rent provisions and escalation clauses are taken into account in computing the minimum lease payments, recognized on a straight-line basis over the minimum lease term. The Company may also receive capital improvement funding from landlords, primarily as an incentive for the Company to lease retail and outlet store space from the landlords. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

Rent expense is as follows:

For the Years Ended December 31,	**2005**	2004	2003
Minimum Rent	$27,711,000	$24,340,000	$23,173,000
Contingent Rent and other	6,413,000	7,530,000	7,995,000
Total Rent Expense	$34,124,000	$31,870,000	$31,168,000

Sub-tenants rental income for 2005, 2004, and 2003 was $849,000, $1,073,000, and $1,225,000, respectively. Future minimum rental income from sub-tenants is $849,000 for 2006. Future minimum rental income from sub-tenants does not include rent escalation and other charges that are subsequently passed through to the sub-tenant.

In 2004, the Company entered into an agreement to purchase the office building that it is currently leasing for its New York City worldwide headquarters for approximately $24 million. The contracted closing date is May 2006. The specific timing of an earlier closing date can be determined by the parties, based on the ability of the current landlord to satisfy certain terms and conditions of the agreement.

Also in 2004, the Company entered into a new 10-year lease for 51,000 square feet in Secaucus, New Jersey for its administrative offices and completed the move in June 2004. In 2004, the distribution facility was moved to a third-party public warehouse and distribution center in New Jersey. In addition to these two leases, the Company also leases a 23,500 square foot facility in Secaucus used for outlet store space as well as an additional distribution warehousing facility. The Company also has a technical and administrative office in Florence, Italy, and signed a lease for a similar office in China in November 2005. The Company does not own or operate any manufacturing facilities.

The Company leases space for all of its 53 specialty retail stores (aggregating approximately 243,000 square feet) and 39 outlet stores (aggregating approximately 200,000 square feet). Generally, the leases provide for an initial term of five to ten years and certain leases provide for renewal options permitting the Company to extend the term thereafter.

2 *Letters of credit* The Company was not contingently liable for any open letters of credit as of December 31, 2005, and was contingently liable for $91,000 of open letters of credit as of December 31, 2004. In addition, at December 31, 2005 and 2004, the Company was contingently liable for approximately $6,679,000 and $6,576,000 of standby letters of credit, respectively.

3 *Concentrations* In the normal course of business, the Company sells to major department stores and specialty retailers and believes that its broad customer base will mitigate the impact that financial difficulties of any such retailers might have on the Company's operations. The Company had no customer account for more than 10% of consolidated net sales for the years ended December 31, 2005, 2004, and 2003.

The Company sources each of its product lines separately, based on the individual design, styling and quality specifications of such products. The Company primarily sources its products directly or indirectly through manufacturers in Italy, Spain, Brazil, and China. However, approximately 46% and 42% of total handbag purchases came from two manufacturers in China during the years ended December 31, 2005 and 2004, respectively. Approximately 21% of *Kenneth Cole* and *Kenneth Cole Reaction* men's footwear purchases were from one manufacturer in China during the year ended December 31, 2005, and approximately 37% of those purchases were from one manufacturer in Italy utilizing many different factories during the year ended December 31, 2004. Also, approximately 32% of *Kenneth Cole* ladies' footwear was purchased from one Brazilian manufacturer during the year ended December 31, 2005, while 33% of those purchases were from one Italian manufacturer during the year ended December 31, 2004. Furthermore, approximately 44% of *Kenneth Cole Reaction* ladies' footwear purchases were sourced through one Chinese manufacturer during the year ended December 31, 2005, and 58% were purchased from one Italian manufacturer during the year ended December 31, 2004. The Company believes it has alternative manufacturing sources available to meet its current and future production requirements in the event the Company is required to change current manufacturers or current manufacturers are unavailable to fulfill the Company's production needs.

4 *Severance* In October 2005, the Company entered into an agreement with a senior executive of the Company relating to termination of employment. The Company incurred expenses of approximately $900,000 of severance and other benefits related to such agreement, substantially all in the three months ended December 31, 2005.

In 2004, in conjunction with the Company's decision to close its east coast distribution center and transfer the operation to a third-party service provider, the Company entered into a shutdown agreement in 2004, with a local affiliate of the International Leather Goods, Plastics, Handbags and Novelty Workers Union, Local I Division of Local 342-50 United Food and Commercial Workers Union, which provided for, among other things, severance payments for employees covered by the expiring collective bargaining agreement. In connection with this transition, the Company incurred approximately $1.1 million in aggregate costs, including severance from the aforementioned agreement, the write-off of unamortized leasehold improvements and moving costs. These costs were expensed as incurred in accordance with SFAS No. 146 *"Accounting for Costs Associated with Exit or Disposal Activity"* and recorded in Selling, General and Administrative expenses in the Consolidated Statement of Income.

As of December 31, 2005 and 2004, the Company did not have any employees covered under a collective bargaining agreement with a local union. As of December 31, 2003, the Company had approximately 6% of its employees covered under a collective bargaining agreement with a local union.

5 *Line of Credit Facility* The Company has a Line of Credit Facility (the "Facility") that, as amended, allows for uncommitted borrowings, letters of credit and banker's acceptances subject to individual maximums and in the aggregate, an amount not to exceed the lesser of $25,000,000 or a "Borrowing Base." The Borrowing Base is calculated on a specified percentage of eligible amounts due under factoring arrangements, eligible non-factored accounts receivable, and eligible inventory. Borrowings under the revolving loan portion of the Facility ("Advances") are due on demand. The Company may pay down and re-borrow at will under the Facility. Advances bear interest at the Alternate Base Rate (defined as the higher of the Prime Rate or the Federal Funds in effect at borrowing date plus ½ of 1%) or the Note Rate (which will be agreed upon between the lender and the Company). There were no outstanding advances under this agreement at December 31, 2005, and 2004.

Amounts available under the Facility at December 31, 2005 were reduced by $6,679,000 of standby letters of credit. In connection with the line of credit, the Company has agreed to eliminate all the outstanding advances under the Facility for at least 30 consecutive days during each calendar year, which the Company has complied with. In addition, borrowings under the line of credit are secured by certain assets of the Company.

6 *Other* In April 2005, a purported class action lawsuit was filed against the Company in the Superior Court of California for the County of San Diego. The individual plaintiff is a floor supervisor in one of the Company's retail stores who purports to bring suit on behalf of him and other similarly situated current and former floor supervisors. Among other claims, the plaintiff alleges that he and other floor supervisors worked hours for which they were entitled to receive, but did not receive, overtime compensation under California law. The lawsuit seeks damages, penalties, restitution, equitable relief, interest and attorneys' fees and costs. The Company denies the allegations in the complaint and plans to defend the action vigorously. The Company does not believe that the outcome will have a material effect on its business operations.

In September 2004, a purported class action lawsuit was filed against the Company in the Superior Court of California for the County of Los Angeles. The individual plaintiffs are current or former store managers or assistant managers who purport to bring suit on behalf of themselves and other similarly situated store managers and assistant managers. Among other claims, the plaintiffs allege that they worked hours for which they were entitled to receive, but did not receive, overtime compensation under California law. The lawsuit sought damages, penalties, restitution, reclassification and attorneys' fees and costs. In January 2006, the Company reached an agreement in principle to settle the matter, and the parties filed a fully executed Stipulation of Class Settlement and Release. The Court signed and entered an order granting preliminary approval to the settlement. The settlement provides for a maximum settlement of $900,000, which includes all payments to class members, incentive awards, attorney's fees and administration costs. While there is still uncertainty relating to the ultimate settlement amount, the Company believes that its reserves as of December 31, 2005 are adequate.

The Company is, from time to time, a party to other litigation that arises in the normal course of its business operations. The Company is not presently a party to any other litigation that it believes might have a material adverse effect on its business operations.

n Shareholders' Equity

1 *Common stock Class A* Common Shareholders are entitled to one vote for each share held of record and Class B Common Shareholders are entitled to ten votes for each share held of record. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the Class B Shareholder. The Class A Common Shareholders vote together with Class B Common Shareholders on all matters subject to shareholder approval, except that Class A Common Shareholders vote separately as a class to elect 25% of the Board of Directors of the Company. Shares of neither class of common stock have preemptive or cumulative voting rights.

2 *Preferred stock* The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock. The preferred stock may be issued from time to time as determined by the Board of Directors of the Company, without shareholder approval. Such preferred stock may be issued in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors.

3 *Common stock repurchase* In December 2004, the Company repurchased 500,000 of its shares from Liz Claiborne, Inc. at an aggregate price of $13.9 million, which were originally acquired by Liz Claiborne, Inc. in connection with its licensing agreement with the Company. In December 2003, 2,888,400 shares were repurchased in the open market at an aggregate price of $66,221,000. The Company's stock purchase plan authorizes the repurchase of an aggregate of 4,250,000 of shares of Class A common stock. No shares were repurchased in 2005, and the Company had 861,600 shares available for repurchase as of December 31, 2005. In 2006, the Company's Board of Directors increased the authorization for the Company's repurchase plan by approximately 1,138,400, and now has an aggregate of 2 million shares available for repurchase.

o Licensing Agreements

In 2005, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Bernard Chaus, Inc., ("Chaus"), pursuant to which the Company purchased 6,000,000 shares of Chaus common stock for an aggregate purchase price of $6,000,000. The Stock Purchase Agreement provides the Company with one demand and one piggyback registration right. The Company recorded the shares at their fair value at the date of acquisition, and classified the shares as "available for sale" under SFAS 115, which is included in Deposits and Sundry in the accompanying Consolidated Balance Sheet. The Company has recorded unrealized gains of $414,000, net of taxes, related to the Chaus shares, in Accumulated Other Comprehensive Income in the accompanying Statement of Changes in Shareholders' Equity.

In addition, the Company also entered into a license agreement ("License Agreement") with Chaus, dated June 13, 2005. The License Agreement grants Chaus an exclusive license to design, manufacture, sell and distribute women's sportswear under the Company's trademark, *Kenneth Cole Reaction*. The initial term of the License Agreement expires on December 31, 2010. Chaus has the option to renew the License Agreement for an additional term of three years if it meets specified sales targets and is in compliance with the License Agreement. The License Agreement provides that the Company receives payment of specified royalties on net sales. The License Agreement also requires Chaus to achieve certain minimum sales levels, to pay certain minimum royalties and to maintain a minimum net worth. Chaus is also obligated to pay specified percentages of net sales to support advertising and to expend a specified amount in the period ending December 31, 2007 to support the initial launch of the Licensed Products, as defined.

In November 2004, the Company entered into a licensing agreement with G-III Apparel Group, LTD ("G-III"), in connection with worldwide manufacturer, sale, and distribution of women's and men's outerwear. The agreement commenced on January 1, 2005 and continues through December 31, 2008, with options to renew based on certain milestones to be met by G-III. As part of the agreement, the Company will earn royalties based on a percentage of G-III's net sales. The Company will receive $3,000,000 over the term of the agreement, as consideration for the grant of the license, and also received 50,000 shares of its G-III's unregistered stock, with a value of $297,000 at the date of receipt. The cash and stock consideration are being amortized over the term of the agreement as part of the royalty stream. In addition, the Company recorded the shares as an "available for sale" investment under SFAS 115, which is included in Deposits and Sundry in the accompanying Consolidated Balance Sheet.

p Related Party Transactions

The Company has an exclusive license agreement with Iconix Brand Group, Inc., formerly Candies, Inc., and its trademark holding company, IP Holdings, LLC ("Candies"), to use the Bongo trademark in connection with worldwide manufacture, sale and distribution of women's, men's and children's footwear. The Chief Executive Officer and Chairman of Candies is the brother of the Company's Chief Executive Officer and Chairman. The initial term of the agreement is through December 31, 2007, with options to renew through December 31, 2016 based upon the Company reaching certain sales thresholds. The license agreement with Candies was entered into at arm's-length. During these periods, the Company is obligated to pay Candies a percentage of net sales based upon the terms of the agreement. The Company recorded approximately $1,260,000 and $1,070,000 in aggregate royalty and advertising expense with respect to Candies for the years ended December 31, 2005 and December 31, 2004, respectively.

q New Accounting Pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "*Inventory Costs—An Amendment of ARB No. 43, Chapter 4*" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "*Inventory Pricing,*" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 is effective for fiscal years beginning after June 15, 2005 and, as such, the Company adopted SFAS 151 on January 1, 2006. The adoption of SFAS 151 did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

In December 2004, the FASB issued SFAS 123R, which supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123R, public companies will be required to measure the cost of services received in exchange for stock options and similar awards based on the grant-date fair value of the award and recognize this cost in the income statement over the period during which an award recipient is required to provide service in exchange for the award. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include modified prospective and retroactive adoption options. The Company adopted SFAS 123R on January 1, 2006 using the modified prospective method. Under this method, the Company will recognize compensation cost, on a prospective basis, for the portion of outstanding awards for which the requisite service has not yet been rendered as of January 1, 2006, based upon the grant-date fair value of those awards calculated under SFAS 123 for pro forma disclosure purposes. Earnings and diluted earnings per share are expected to decrease by approximately $5.4 million and $0.16, respectively, as a result of share-based grants in 2006, and those grants as of December 31, 2005 for which compensation expense has not been recognized under SFAS 123.

Also in December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions"* ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, *"Accounting for Nonmonetary Transactions,"* and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 on January 1, 2006, did not have a material impact on the Company's consolidated results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections,"* ("SFAS 154"), a replacement of Accounting Principles Board Opinion (APB) No. 20, *"Accounting Changes,"* and FASB Statement No. 3, *"Reporting Accounting Changes in Interim Financial Statements."* This Statement requires retrospective application to prior periods' financial statements of a change in accounting principle. It applies both to voluntary changes and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions. APB 20 previously required that most voluntary changes in accounting principles be recognized by recording the cumulative effect of a change in accounting principle. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The Company adopted this statement on January 1, 2006, and does not anticipate that it will have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, *"Accounting for Conditional Asset Retirement Obligations"* ("FIN 47"). FIN 47 is an interpretation of Statement of Financial Accounting Standards No. 143, *"Accounting for Asset Retirement Obligations"* ("SFAS 143"), and clarifies the term conditional asset retirement obligation as used in SFAS 143, which refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, the Company is required to identify any conditional asset retirement obligations it may have with respect to its long-lived assets, and recognize a liability for the fair value of any conditional asset retirement obligations, if the fair value of the liability can be reasonably estimated. FIN 47 is effective for the fiscal year ending December 31, 2005. As such, the Company adopted FIN 47 in 2005, which did not materially impact the Company's consolidated results of operations, financial position, or cash flows.

r Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2005 and 2004 appear below (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Net sales	$120,292	$109,281	$124,720	$119,767
Royalty revenue	9,606	10,054	11,059	13,264
Net revenues	129,898	119,335	135,779	133,031
Gross profit	56,166	55,369	60,533	62,248
Operating income	11,184	11,208	12,618	10,353
Net income	7,489	7,708	10,853	7,476
Earnings per share basic	$ 0.38	$ 0.39	$ 0.54	$ 0.37
Earnings per share diluted	$ 0.37	$ 0.38	$ 0.53	$ 0.37
Dividends declared	$ 0.16	$ 0.16	$ 0.16	$ 0.18
2004				
Net sales	$ 113,351	$ 103,720	$ 132,929	$ 123,438
Royalty revenue	9,026	9,337	11,784	12,616
Net revenues	122,377	113,057	144,713	136,054
Gross profit	52,468	51,374	63,624	63,918
Operating income	11,676	10,992	19,280	14,469
Net income	7,393	7,027	12,158	9,274
Earnings per share basic	$ 0.37	$ 0.35	$ 0.60	$ 0.46
Earnings per share diluted	$ 0.36	$ 0.34	$ 0.59	$ 0.45
Dividends declared	$ 0.12	$ 0.12	$ 0.14	$ 0.14

s Subsequent Event

On March 1, 2006, the Board of Directors declared a quarterly cash dividend of $0.18 per share payable on March 30, 2006 to shareholders of record at the close of business on March 9, 2006.

management's responsibility for financial statements

The accompanying consolidated financial statements of Kenneth Cole Productions, Inc. presented in this report were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Some of the amounts included in the consolidated financial information are necessarily based on estimates and judgments of management.

The Company maintains accounting and related internal control systems designed to provide, among other things, reasonable assurance that transactions are executed in accordance with management's authorization and that they are recorded and reported properly. The control environment is augmented by the Company's internal audit function, which performs audits and evaluates the adequacy of and the adherence to these controls, policies, and procedures. The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision and with the participation of management, the Company conducted an evaluation of the effectiveness of internal controls over financial reporting as of December 31, 2005 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that internal controls over financial reporting are effective as of December 31, 2005. The Company has also carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures and has concluded that the Company's disclosure controls and procedures are effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to management by others within those entities to allow timely decisions regarding disclosure.

The consolidated financial statements and management's assessment of internal controls over financial reporting as of December 31, 2005, have been audited by the Company's independent registered public accounting firm, Ernst & Young, LLP. Their audits expressed unqualified opinions on our consolidated financial statements and on management's assessment of internal control over financial reporting as of December 31, 2005. Their audits are performed in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit Committee of the Board of Directors, which is composed of independent directors, who are financially literate, meets regularly with management, internal auditors, and the Company's independent registered public accounting firm to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The independent registered public accounting firm and internal auditors have unrestricted access to the Audit Committee without management present.

Kenneth D. Cole
Chairman of the Board and
Chief Executive Officer

David P. Edelman
Chief Financial Officer

report of independent registered public accounting firm

To The Board of Directors and Shareholders of Kenneth Cole Productions, Inc.

We have audited management's assessment that Kenneth Cole Productions, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Kenneth Cole Productions, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Kenneth Cole Productions, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kenneth Cole Productions, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2005 and our report dated March 9, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
March 9, 2006

report of independent registered public accounting firm

To The Board of Directors and Shareholders of Kenneth Cole Productions, Inc.

We have audited the accompanying consolidated balance sheets of Kenneth Cole Productions, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kenneth Cole Productions, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Kenneth Cole Productions, Inc. and subsidiaries internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
March 9, 2006

market for registrant's common equity, related shareholder matters, and issuer purchases of equity securities

The Company's Class A Common Stock is listed and traded (trading symbol: KCP) on the New York Stock Exchange ("NYSE"). On March 1, 2006 the closing sale price for the Class A Common Stock was $27.48. The following table sets forth the high and low closing sale prices for the Class A Common Stock for each quarterly period for 2005 and 2004, as reported on the NYSE Composite Tape:

2005:	High	Low
First Quarter	$31.30	$25.90
Second Quarter	$32.32	$28.09
Third Quarter	$35.29	$26.30
Fourth Quarter	$29.60	$23.81

2004:	High	Low
First Quarter	$36.62	$29.15
Second Quarter	$36.91	$31.64
Third Quarter	$34.60	$26.98
Fourth Quarter	$31.03	$25.30

The number of shareholders of record of the Company's Class A Common Stock on March 1, 2006 was 64.

There were 7 holders of record of the Company's Class B Common Stock on March 1, 2006. There is no established public trading market for the Company's Class B Common Stock.

dividend policy

The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend, among other things, upon, future earnings, operations, capital requirements, proposed tax legislation, the financial condition of the Company and general business conditions.

The Company established a quarterly dividend policy in 2003 and made the following dividend payments to shareholders on record as of the close of business on the dates noted during the fiscal years ended December 31, 2005 and December 31, 2004:

$0.18 per share	November 23, 2005
$0.16 per share	August 25, 2005
$0.16 per share	May 24, 2005
$0.16 per share	March 9, 2005

$0.14 per share	November 24, 2004
$0.14 per share	August 24, 2004
$0.12 per share	May 24, 2004
$0.12 per share	March 9, 2004

On March 1, 2006, the Board of Directors declared a quarterly cash dividend of $0.18 per share, payable on March 30, 2006, to shareholders of record at the close of business on March 9, 2006.

corporate directory and shareholder information

Board of Directors

Kenneth D. Cole
Chairman of the Board and Chief Executive Officer

Martin E. Franklin*
Chairman and Chief Executive Officer, Jarden Corporation

Robert C. Grayson*
President, Robert C. Grayson & Associates, Inc.
Partner, Berglass-Grayson

Denis F. Kelly*
Managing Partner, Scura, Rise & Partners, LLC

Philip B. Miller*
Principal, Philip B. Miller Associates

Philip R. Peller*
Retired Partner, Arthur Andersen LLP

*Members of the Audit Committee and Compensation Committee

Executive Officers and Senior Management

Kenneth D. Cole
Chairman of the Board and Chief Executive Officer

Joel Newman
Chief Operating Officer

David P. Edelman
Chief Financial Officer

Michael F. Colosi
Corporate Vice President, General Counsel and Secretary

Michael DeVirgilio
Executive Vice President, Business Development

Doug Jakubowski
Senior Vice President, Reaction *Brand*

Harry Kubetz
Senior Vice President of Operations

Henrik Madsen
Senior Vice President, International Operations

Linda Nash Merker
Senior Vice President of Human Resources

Richard Olicker
Executive Vice President, Wholesale

Carol Sharpe
Senior Vice President, Consumer Direct

Lori Wagner
Senior Vice President, Marketing

Corporate Headquarters

Kenneth Cole Productions, Inc.
603 West 50th Street
New York, New York 10019

Internet Addresses

www.kennethcole.com
www.reactiononline.com

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. Wednesday, May 17, 2006 at the Company's Administrative Offices, 400 Plaza Drive, Secaucus, New Jersey 07094.

Class A Common Stock

Shares of the Company's Class A Common Stock are listed and traded on the New York Stock Exchange (trading symbol KCP).

Corporate Governance

The Company's Corporate Governance Guidelines are available through the Investor Relations Corporate Governance link on our website www.kennethcole.com.

Independent Auditors

Ernst & Young LLP
5 Times Square
New York, New York 10036

Transfer Agent

Bank of New York
Shareholder Relations
Department 11E
P.O. Box 11258
Church Street Station
New York, New York 10286
http://stock.bankofny.com
1-800-524-4458

Information Requests

Copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available free of charge to shareholders either on the Company's website or upon request to:

Investor Relations

Kenneth Cole Productions, Inc.
400 Plaza Drive
Secaucus, New Jersey 07094
(201) 864-8080
investorrelations@kcole.com